Exhibit 99.2

James Hardie Industries plc
Europa House 2nd Floor, Harcourt Centre
Harcourt Street, Dublin 2, Ireland

T: +353 (0) 1 411 6924
F: +353 (0) 1 497 1128

31 March 2014

The Manager

Company Announcements Office

Australian Securities Exchange Limited

20 Bridge Street

SYDNEY NSW 2000

Cancellation of shares

In relation to the on-market buy-back program announced on 23 May 2013, James Hardie Industries plc (JHIplc) advises that:

—	1,369,061 JHIplc shares represented by CUFS that were bought back by JHIplc between 14 December 2013 and 26 March 2014 have been cancelled effective at close of business on 31 March 2014;

—	the total amount paid by JHIplc to buy back the CUFS representing the cancelled JHIplc shares was A$18,963,701; and

—	all of the securities bought by JHIplc under the buy-back were CUFS (with each of the CUFS representing one share in the capital of JHIplc).

As a result of this cancellation, the number of CUFS issued and quoted on the ASX as at the close of business on 31 March 2014 is now 445,033,502.

Yours faithfully

/s/ Natasha Mercer

Natasha Mercer

Company Secretary

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.

Directors: Michael Hammes (Chairman, US), Brian Anderson (USA), David Harrison (USA), Alison Littley (United      Kingdom), James Osborne, Donald McGauchie (Australia), Rudy van der Meer (Netherlands).

Chief Executive Officer and Director: Louis Gries (US)

Company number: 485719